UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 14d-100)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

FMG ACQUISITION CORP.

(Name of Subject Company (Issuer) and Name of Filing Person (Issuer))

Common Stock, Par Value $0.0001

(Title of Class of Securities)

34410L106

(CUSIP Number of Class of Securities)

Gordon G. Pratt
Chairman, President and Chief Executive Officer
Four Forest Park, Second Floor
Farmington, Connecticut 06032
(860) 677-2701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a Copy to:

Douglas S. Ellenoff, Esq.
Adam S. Mimeles, Esq.
Ellenoff Grossman & Schole LLP
150 East 42nd Street
New York, New York 10017
(212) 370-1300
(212) 370-7889 — Fax

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$26,732,134	$1,050.57

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). This calculation assumes the purchase of a total of 3,320,762 shares of outstanding common stock of FMG Acquisition Corp., par value $0.0001 per share, at the tender offer price of $8.05 per share.
**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $39.30 per million dollars of the transaction valuation.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (“Schedule TO”) is being filed by FMG Acquisition Corp., a Delaware corporation (“FMG” or the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in connection with FMG’s offer to purchase for cash up to 3,320,762 shares of its common stock, par value $0.0001 per share (the “shares”), at a price of $8.05 per share, net to the seller in cash, without interest (the “Purchase Price”), for an aggregate purchase price of up to $26,732,134. FMG’s offer is being made upon the terms and subject to certain conditions set forth in the Offer to Purchase dated August 29, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (“Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the offer (the “Offer”). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Exchange Act.

All information in the Offer to Purchase and the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively, is hereby expressly incorporated by reference in response to all of the items in this Schedule TO, and as more particularly set forth below.

Item 1. Summary Term Sheet.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” is incorporated herein by reference.

Item 2. Subject Company Information.

(a) Name and Address.

The name of the issuer is FMG Acquisition Corp., a company organized under the laws the State of Delaware, and the address of its principal executive office is Four Forest Park, Second Floor, Farmington, Connecticut 06032. FMG’s telephone number is (860) 677-2701.

(b) Securities.

This Schedule TO relates to the Company’s shares, of which there were approximately 5,917,031 shares issued and outstanding (of which 4,733,625 shares were issued in the IPO) as of August 29, 2008.

(c) Trading Market and Price.

The information set forth in Section 8 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

(a) Name and Address.

The name of the filing person and subject company is FMG Acquisition Corp. FMG’s business address is Four Forest Park, Second Floor, Farmington, Connecticut 06032. FMG’s business telephone number is (860) 677-2701.

Pursuant to General Instruction C to Schedule TO, the information set forth on Appendix A to the Offer to Purchase is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a) Material Terms.

(1)(i) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “Introduction” and in Section 1 (“Number of Shares; Purchase Price; Proration”) is incorporated herein by reference.

(1)(ii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” and “Introduction,” and in Section 1 (“Number of Shares; Purchase Price; Proration”), Section 5 (“Purchase of Shares and Payment of Purchase Price”) and Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

(1)(iii) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” and “Introduction,” and in Section 1 (“Number of Shares; Purchase Price; Proration”) is incorporated herein by reference.

(1)(iv) Not Applicable.

(1)(v) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and in Section 14 (“Extension of The Offer; Termination; Amendment”) is incorporated herein by reference.

(1)(vi) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and in Section 4 (“Withdrawal Rights”) is incorporated herein by reference.

(1)(vii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers,” and in Section 3 (“Procedures for Tendering Shares”) and Section 4 (“Withdrawal Rights”) is incorporated herein by reference.

(1)(viii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and in Section 5 (“Purchase of Shares and Payment of Purchase Price”) is incorporated herein by reference.

(1)(ix) The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and “Introduction” and in Section 1 (“Number of Shares; Purchase Price; Proration”) and Section 5 (“Purchase of Shares and Payment of Purchase Price”) is incorporated herein by reference.

(1)(x) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

(1)(xi) Not Applicable.

(1)(xii) The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and in Section 3 (“Procedures for Tendering Shares”) and Section 13 (“U.S. Federal Income Tax Consequences”) is incorporated herein by reference.

(2) Not Applicable.

(b) Purchases.

The information set forth in the sections of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Arrangements.

(e) Agreements Involving the Subject Company’s Securities.

The information set forth in Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) is incorporated herein by reference.

(b) Use of Securities Acquired.

The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”) of the Offer to Purchase is incorporated herein by reference.

(c) Plans.

The information set forth in Section 2 (“Purpose of the Offer; Certain Effects of the Offer”), Section 10 (“Certain Information Concerning FMG, United and the Merger”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Sources of Funds.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and in Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

(b) Conditions.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and in Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

(d) Borrowed Funds.

The information set forth in the section of the Offer to Purchase titled “Summary Term Sheet and Questions and Answers” and in Section 9 (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the Offer to Purchase under Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the Offer to Purchase under Section 15 (“Fees and Expenses”) is incorporated herein by reference.

Item 10. Financial Statements.

(a) Financial Information.

Not applicable.

(b) Pro Forma Information.

Not applicable.

Item 11. Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed as Exhibits (a)(l)(A) and (a)(l)(B) hereto, respectively, is incorporated herein by reference.

(b) Other Material Information.

Not applicable.

Item 12. Exhibits.

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase dated August 29, 2008.
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(b)(1)	Form of Note Purchase Agreement between the Company and the Investors (incorporated by reference from Exhibit 10.35 to Amendment No. 4 to the Company’s Registration Statement on Form S-4, filed on August 18, 2008).
(b)(2)	Amended and Restated Agreement and Plan of Merger dated August 15, 2008, by and among FMG Acquisition Corp., United Insurance Holdings, L.C. and United Subsidiary Corp. (incorporated by reference from Exhibit 1.2 to Amendment No. 4 to the Company’s Registration Statement on Form S-4, filed on August 18, 2008).
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

Item 13. Information Required by Schedule 13e-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FMG ACQUISITION CORP.
Date: August 29, 2008	By: /s/ Gordon G. Pratt Gordon G. Pratt Chairman, President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(1)(A)	Offer to Purchase dated August 29, 2008.
(a)(1)(B)	Letter of Transmittal (including Guidelines of the Internal Revenue Service for Certification of Taxpayer Identification Number on Substitute Form W-9).
(a)(1)(C)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(D)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(b)(1)	Form of Note Purchase Agreement between the Company and the Investors (incorporated by reference from Exhibit 10.35 to Amendment No. 4 to the Company’s Registration Statement on Form S-4, filed on August 18, 2008).
(b)(2)	Amended and Restated Agreement and Plan of Merger dated August 15, 2008, by and among FMG Acquisition Corp., United Insurance Holdings, L.C. and United Subsidiary Corp. (incorporated by reference from Exhibit 1.2 to Amendment No. 4 to the Company’s Registration Statement on Form S-4, filed on August 18, 2008).
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.